Aleafia Health and Emblem Announce Closing of Arrangement

TORONTO, March 14, 2019 – Aleafia Health Inc. (TSXV: ALEF, OTC: ALEAF, FRA: ARAH) (“Aleafia Health”) and Emblem Corp. (TSXV: EMC, OTCQX: EMMBF) (“Emblem”) are pleased to announce that they have completed the previously announced plan of arrangement (the “Arrangement”) under the provisions of the Canada Business Corporations Act, pursuant to which, among other things, Aleafia Health has acquired all of the common shares of Emblem (the “Emblem Shares”) following Emblem’s amalgamation with Aleafia Health’s wholly-owned subsidiary, 11208578 Canada Inc., to form a new wholly-owned subsidiary of the Corporation continuing as “Emblem Corp.” (“Amalco”).

The Arrangement creates:

  The leading Canadian medical cannabis clinic and education centre network with 60,000 patients seen to date
  A high-value, highly differentiated product portfolio of oils, capsules and sprays
  Scaled production capacity and leading supply with three dedicated cultivation and product innovation facilities and the industry’s largest LP to LP cannabis supply agreement
  A national and global distribution platform with provincial supply agreements, retail partnerships and a global expansion
  Improved capital markets profile and liquidity, including up-listing to the TSX
  A combined entity with a robust cash position

“The acquisition of Emblem rapidly accelerates the execution of Aleafia Health’s strategy and positioning as a vertically integrated, diversified cannabis company with an integrated, highly differentiated consumer ecosystem,” said CEO Geoffrey Benic. “Emblem’s product leadership in the medical and adult-use sectors and highly coveted supply agreements will perfectly complement our cannabis production and clinic operations. This is a transformative transaction that positions Aleafia Health as a global cannabis leader.”

Under the terms of the Arrangement, each former Emblem shareholder is now entitled to receive 0.8377 of a common share in the capital of Aleafia Health, for each Emblem Share held prior to the Arrangement (the “Consideration”). It is anticipated that the Emblem Shares will be delisted from the TSX Venture Exchange (“TSXV”) as of the close of trading on or about March 18, 2019.

Pursuant to the letter of transmittal mailed to Emblem shareholders as part of the material in connection with the special meeting of Emblem shareholders held on March 6, 2019 (the “Meeting”), in order to receive the Consideration to which they are entitled, registered holders of Emblem Shares will be required to deposit their share certificate(s) representing Emblem Shares, together with the duly completed letter of transmittal, with Computershare Investor Services Inc., the depositary under the Arrangement. Shareholders whose Emblem Shares are registered in the name of a broker, dealer, bank, trust company or other nominee should contact their nominee with questions regarding the receipt of the Consideration.

Further information about the Arrangement is set forth in the materials prepared by Emblem in respect of the Meeting which were mailed to Emblem shareholders and filed under Emblem’s profile on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Aleafia Health Board

Concurrent with the completion the Arrangement each of Gary Goodyear and Michael Verbora have resigned as directors of Aleafia Health, and Loreto Grimaldi and Daniel Milliard, each former directors of Emblem, have been appointed to the Aleafia Health board of directors.

Dr. Michael Verbora will remain in his capacity as Chief Medical Officer of Aleafia Health.

TSX Listing

As previously disclosed, Aleafia Health has received conditional approval from the Toronto Stock Exchange (“TSX”) to graduate from the TSXV and list its common shares (“Common Shares”) on the TSX under the symbol “ALEF”. The Common Shares will commence trading on the TSX on March 19, 2019. Immediately prior to the commencement of trading on the TSX, the Common Shares will be voluntarily delisted from the TSXV.

Listed Emblem Warrants

Prior to the completion of the Arrangement, Emblem had outstanding three classes of warrants to purchase common shares of Emblem listed on the TSXV:

  EMC.WT – exercisable at a price of $1.75 with an expiry date of December 6, 2019 (the “2019 Warrants”) issued pursuant to a warrant indenture between Emblem and Computershare Trust Company of Canada (“Computershare”) dated December 6, 2016 (the “2019 Warrant Indenture”);
  EMC.WT.A – exercisable at a price of $2.15 with an expiry date of November 16, 2020 (the “November 2020 Warrants”) issued pursuant to a warrant indenture between Emblem and Computershare dated November 16, 2017 (the “November 2020 Warrant Indenture”); and
  EMC.WT.B – exercisable at a price of $2.70 with an expiry date of February 2, 2020 (the “February 2020 Warrants”) issued pursuant to a warrant indenture between Emblem and Computershare dated February 2, 2018 (the “February 2020 Warrant Indenture”);

(the 2019 Warrants, November 2020 Warrants and February 2020 Warrants are referred to collectively as the “Listed Emblem Warrants”).

Following the completion of the Arrangement the Listed Emblem Warrants, with the exception of any Listed Emblem Warrants that have been exercised prior to closing of the Arrangement, will remain outstanding as warrants of Amalco (continuing on as “Emblem Corp.”) that upon exercise will entitle the holder thereof to receive the Consideration.

The Listed Emblem Warrants will continue trading on the TSXV as Amalco warrants, under their existing trading symbols, and will remain listed on the TSXV until the earliest to occur of their exercise, expiry or earlier delisting.

Pursuant to the terms of the Arrangement Agreement, and as required by each of the 2019 Warrant Indenture, November 2020 Warrant Indenture and February 2020 Warrant Indentures, Aleafia Health has entered into supplemental warrant indentures in respect of each the foregoing warrant indentures governing the Listed Emblem Warrants. Copies of each of the supplemental warrant indentures are available on Emblem’s and Aleafia Health’s respective SEDAR profiles at www.sedar.com.

Aleafia Health has submitted an application on behalf of Amalco to the applicable securities regulators for relief from certain continuous disclosure and insider reporting requirements. In the event Amalco is granted such relief, holders of Listed Emblem Warrants will be directed to reference, and rely on, the public disclosure filings of Aleafia Health.

Termination of Aleafia Health and Emblem Escrow

In connection with, and effective as of, the listing of the Common Shares on the TSX, the TSXV has approved the termination of the November 9, 2016 Aleafia Health escrow agreement and the December 6, 2016 Emblem escrow agreement. Upon termination of the Aleafia Health escrow agreement 4,129,650 Common Shares will be released from escrow and upon termination of the Emblem escrow agreement 6,584,133 Common Shares will be released from escrow plus any Common Shares previously issued upon the exercise of any escrowed Emblem options or warrants, if any.

Success Fee

As previously disclosed, in connection with completion of the Arrangement Aleafia Health has paid to Mackie Research Capital Corporation a success fee of 2,331,255 Common shares.

About Aleafia Health

Aleafia Health is a leading, vertically integrated cannabis health and wellness company with four primary business units: Cannabis Cultivation & Products, Health & Wellness Clinics, Cannabis Education, and Consumer Experience with ecommerce, retail distribution and provincial supply.

Aleafia Health owns three major cannabis product & cultivation facilities where it produces a diverse portfolio of commercially proven, high-margin derivative products including oils, capsules and sprays. Aleafia Health operates the largest national network of medical cannabis clinics and education centres staffed by MDs, nurse practitioners and educators.

Aleafia Health maintains a medical cannabis dataset with over 10 million data points to inform proprietary illness specific product development and treatment best practices.

Learn more at www.AleafiaHealth.com

For Investor & Media Relations:

Nicholas Bergamini
VP Public Affairs, Aleafia Health Inc.
416-860-5665
ir@aleafiainc.com

About Emblem

Emblem is a fully integrated cannabis company focused on driving shareholder value through product innovation, brand relevance, and access to patient and consumer channels. Through its wholly-owned subsidiary Emblem Cannabis Corporation, Emblem is licensed to cultivate, process, and sell cannabis and cannabis derivatives in Canada under the Cannabis Act. Emblem’s state-of-the-art indoor cannabis cultivation facility and Product Innovation Centre is located in Paris, Ontario. Emblem is also the parent company of GrowWise Health Limited, one of Canada’s leading cannabis education services.

For more information, please visit www.emblemcorp.com.

Neither the TSXV nor its Regulation Services Provider (as that term is defined in the policies of the TSXV) accepts responsibility for the adequacy or accuracy of this release.

Cautionary Note Regarding Forward-Looking Statements:

This news release includes statements containing forward-looking information regarding Aleafia Health and Emblem and their respective businesses. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “is expected”, “expects”, “scheduled”, “intends”, “contemplates”, “anticipates”, “believes”, “proposes” or variations (including negative variations) of such words and phrases, or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, and include statements in this press release concerning the expected timing by which Emblem and Aleafia Health will be de-listed from the TSXV and Aleafia Health’s subsequent listing to the TSX, our expectations as to the continued listing of the Listed Emblem Warrants and as to the anticipated termination of each of the Aleafia Health and Emblem escrow agreements, our expectations relating to Emblem’s application to terminate its public reporting obligations, our expectations of the benefits associated with combination of the Aleafia Health and Emblem. Such statements are based on the current expectations of the management of Aleafia Health and Emblem. Such forward-looking events and circumstances may not occur when anticipated or at all and could differ materially as a result of known and unknown risk factors and uncertainties affecting Aleafia Health or Emblem, including risks regarding the cannabis industry, economic factors, the equity markets generally, risks associated with growth and competition and those risk factors referred to in the management information circular of Emblem prepared in connection with the Meeting. Although Aleafia Health and Emblem have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in this news release, there may be other factors that cause actions, events or results to differ from those anticipated, estimated or intended. Forward-looking information cannot be guaranteed. Except as required by applicable securities laws, statements in this news release containing forward-looking information speak only as of the date on which they are made and Aleafia Health and Emblem undertake no obligation to publicly update or revise any forward-looking information, whether as a result of new information, future events, or otherwise, except as required by applicable securities laws.